

May 10, 2013

Via E-mail
Todd P. Headley
Chief Financial Officer and Treasurer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, MD 21046

> **Re: Sourcefire, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33350**

Dear Mr. Headley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 29

1.   You disclose that the increase in product revenue for 2012 was primarily due to higher product sales volume and the sales product mix favoring your higher priced appliances. We note management's statement in your fourth quarter earnings call that at the end of 2012, the FirePOWER platform on a unit count basis represented less than 30% of your installed base. While we note that you disclose the percentage of product sales to

existing customers and certain operating metrics, you do not provide a sense of the changes in the composition of revenues, such as by product or nature of revenue stream, or the extent to which these changes impacted results. Please tell us what consideration was given to providing disclosure regarding the following:

- How much volume increased, including any operating metrics used, and the impact on revenues;
- The extent to which revenues were impacted by higher priced product sales;
- The extent to which revenues were impacted by new product offerings;
- Relative revenue contribution of subscription and cloud-based services, which are generally recurring in nature; and
- Relative revenue contribution by major product/service category and any related trends in product mix.

Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 36

2.   We note that deferred revenue increased at a disproportionately higher rate compared to the increase in revenues for 2012. We further note management's indication on the fourth quarter 2012 conference call that towards the end of 2012 there were multi-year renewals, mostly support, as well as increasing levels of the Advanced Malware Protection business. Please tell us what consideration was given to discussing the reasons for the increase in deferred revenues and the impact on the company's liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 16. Allowance for Doubtful Accounts and Sales Return Allowance, page F-27

3.   In light of the significant increase in activity in 2012, please tell us what consideration was given to separately disclosing the allowance for doubtful accounts and the sales return allowance. Please refer to Rule 12-02 of Regulation S-X. In addition, tell us what consideration was given to describing the reasons for the increase in activity for 2012 in your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief